

December 19, 2014

Via E-mail
Mr. Steven Kahn
Chief Financial Officer and Treasurer
United Realty Trust Incorporated
60 Broad Street 34th Floor
New York, NY 10004

> **Re: United Realty Trust Incorporated**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-178651**

Dear Mr. Kahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Funds From Operations and Modified Funds From Operations, page 71

1.   We note that you provide a reconciliation of net loss to FFO and MFFO for the three months ended December 31, 2013. In future Exchange Act periodic filings please include the reconciliation for the periods covered in the consolidated statements of operations.

2.   In addition to above, we also note that you reconcile FFO from net loss attributable to United Realty Trust Incorporated, which excludes net income attributable to noncontrolling interest and appears to be inconsistent with NAREIT's definition of FFO. Please revise in future filings to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

<u>Item 9A. Controls and Procedures</u>

<u>Changes in Internal Control over Financial Reporting, page 77</u>

3.   We note that you did not provide management's report on internal control over financial reporting as of December 31, 2013. Please amend your filing to provide a report of management on your internal control over financial reporting to comply with Item 308 of Regulation S-K as of December 31, 2013. Refer to paragraph 1 of the Instructions to Item 308 of Regulation S-K.

<u>2. Basis of Presentation and Summary of Significant Accounting Policies, page F-8</u>

4.   Please tell us how your VIE disclosures comply with the requirement to present assets and liabilities of the VIE on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant